UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on February 28, 2019, reporting the Company’s results for the fourth quarter and year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 1, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2018
Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months and year ended December 31, 2018:
Highlights
●	Net income attributable to the Company was $25.4 million, or $0.15 per share, for the fourth quarter of 2018.
●	Net income attributable to the Company was $26.3 million, or $0.15 per share adjusted for certain non-cash items for the fourth quarter of 2018.
●
Reported spot average daily time charter equivalent (“TCE”) was $28,400 for VLCCs in the fourth quarter, impacted significantly by a high number of ballast days towards the end of the quarter, deferring revenue recognition into the first quarter of 2019.[1] Reported spot TCE for Suezmax tankers and LR2/Aframax tankers were $26,100 and $18,700, respectively.

●
Spot TCE of $41,300 contracted for 84% of vessel days for VLCCs, spot TCE of $33,300 contracted for 77% of vessel days for Suezmax tankers and spot TCE of $26,100 contracted for 73% of vessel days for LR2/Aframax tankers, estimated for the first quarter of 2019, including deferred revenue recognition from the fourth quarter of 2018.

●	In November 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to November 2020.
•	In January 2019, the Company increased its ownership interest to 28.9% in Feen Marine Scrubbers Inc. (“FMSI”).
●	In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.
Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
“The market improved in the fourth quarter before pulling back due to OPEC cuts, accelerated fleet growth and seasonal factors. In recent weeks, the market has reversed course, with US export volumes and VLCC rates doubling since January. We expect the market to remain volatile but continue to trend higher as the fleet prepares for new regulations and oil volumes return. Crude oil tanker demand will also receive a significant boost as refineries increase crude import runs to meet incremental demand for compliant fuels prior to the implementation of IMO 2020 regulations. Although there are always risks related to slowing global demand, multiple positive market drivers should result in strong year over year growth in earnings.”
Inger M. Klemp, Chief Financial Officer of Frontline Management AS added:
“Our current newbuilding program will be completed with the delivery of our last VLCC newbuilding expected in April 2019.  With limited capital expenditure requirements going forward and backed by attractive financing, Frontline is committed to maintaining its healthy balance sheet. This supports our low breakeven rates and enables the Company to generate significant cash flow in a strengthening tanker market.”

1 See note 2 to the condensed unaudited financial statements for an explanation of the impact of the adoption of ASC 606 on the financial statements for the year ending December 31, 2018.

The average daily time charter equivalents (“TCE”) earned by Frontline in the quarter ended December 31, 2018, the prior quarters and in the year ended December 31, 2017, are shown below, along with spot estimates for the first quarter of 2019 and the estimated average daily cash break-even (“BE”) rates for the remainder of 2019:
Average daily time charter equivalents ("TCE")
($ per day)	Spot						Spot estimates	% covered	Estimated average daily cash BE rates
	2018	Q4 2018	Q3 2018	Q2 2018	Q1 2018	2017	Q1 2019		2019
VLCC	18,300	28,400	19,900	11,700	14,900	22,400	41,300	84%	24,400
SMAX	17,300	26,100	13,500	14,100	15,400	17,300	33,300	77%	19,900
LR2	14,900	18,700	14,300	11,700	14,800	14,400	26,100	73%	16,700

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat/tc hire and general and administrative expenses.
Spot estimates are provided using the load-to-discharge method of accounting as described in Note 2 to our Unaudited Condensed Consolidated Financial Statements. The rates quoted are for days currently contracted. The actual rates to be earned in the first quarter of 2019 will therefore depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked based on accounting under ASC 606.
The load-to-discharge method of accounting results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.
When expressing TCE per day, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.
The Fleet
As of December 31, 2018, the Company’s fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT:
(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	three VLCCs that are under capital leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs chartered in from an unrelated third party; and
(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)
As of December 31, 2018, the Company had entered into a fixed rate time charter-out contract for one LR2 tanker with expiry in Q1 2020 at an average rate of $19,500 per day.
In October 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in October and Frontline agreed to make a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% and will be fully repaid in 2023.
In December 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in December. No compensation was payable on termination of the charter.
These two terminations have reduced obligations under capital leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the fourth quarter of 2018.

Newbuilding Program/ Financing Update
As of December 31, 2018, the Company’s newbuilding program comprised two VLCCs. One of these, Front Defender, was delivered in January 2019.  The other, Front Discovery, is expected to be delivered in April 2019.
As of December 31, 2018, total instalments of $51.1 million had been paid and remaining commitments expected to be paid in the first and second quarter of 2019 amounted to $114.4 million. As of December 31, 2018, Frontline has committed bank financing in place to finance the delivery of these newbuildings and estimates a loan amount of $114.7 million will be drawn in 2019.
In November 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the "Credit Facility") by 12 months until November 2020. In January 2019, the Company repaid $15 million under the Credit Facility.  $104.0 million remains available and undrawn as of February 27, 2019.
Corporate Update
In January 2019, Frontline announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen.
Pursuant to the Company’s stated dividend policy, the Board has decided to focus on repayment of debt and not to pay a dividend for the fourth quarter of 2018.
The Company had 169,821,192 ordinary shares outstanding as of December 31, 2018. The weighted average number of shares outstanding for the quarter was 169,812,989 and for the year end December 31, 2018 it was 169,810,248.
Fourth Quarter 2018 Results
The Company reports net income attributable to the Company of $25.4 million for the fourth quarter of 2018 compared with net income of $2.2 million in the previous quarter. The net income attributable to the Company adjusted for certain non-cash items was $26.3 million for the fourth quarter of 2018. The non-cash items consisted of a $8.9 million gain on the termination of the leases on Front Ariake and Front Falcon, a $0.2 million share of results of an associated company, a loss on derivatives of $4.7 million and a $5.4 million unrealized loss on marketable securities.
In September 2018, the Company sold 1.3 million shares in Golden Ocean Group Limited (“GOGL”) for proceeds of $11.8 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in December 2018 for $11.9 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in March 2019 for $7.7 million and as such made net cash settlement of $3.5 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.
Per Note 2 to our Unaudited Condensed Consolidated Financial Statements, the period over which we recognize certain voyage revenues and voyage expenses has changed from discharge-to-discharge to load-to-discharge for voyage contracts within the scope of ASC 606. Due to the increased time lag between entering a contract and recognizing revenue on such a contract, a rising market is expected to result in lower revenues being recognized under load-to-discharge accounting compared to discharge-to-discharge accounting.
Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items: 1)

(in millions of $)	Q4 2018	Q3 2018	Year ended December 31, 2018	Year ended December 31, 2017
Net income (loss) attributable to the Company	25.4	2.2	(8.9)	(264.9)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	5.8	3.3
Vessel impairment loss	—	—	—	164.2
Goodwill impairment loss	—	—	—	112.8
Unrealized loss on marketable securities	5.4	—	5.7	—
Loss on derivatives	4.7	—	4.7	3.3
			—
Less:			—
Gain on derivatives	—	(2.0)	(9.0)	(2.5)
Share of results of associated company	(0.2)	—	(0.2)	—
Unrealized gain on marketable securities	—	(1.4)	(2.2)	—
Release of accrued dry docking costs	—	—	(2.1)	—
Gain on sale of shares	—	—	(1.0)	—

Gain on termination of lease	(8.9)	(7.2)	(16.1)	(20.6)
Net (loss) income attributable to the Company adjusted for certain non-cash items	26.3	(8.4)	(23.3)	(4.4)
(in thousands)
Weighted average number of ordinary shares	169,813	169,809	169,810	169,809

(in $)
Basic (loss) earnings per share	0.15	0.01	(0.05)	(1.56)
Basic (loss) earnings per share adjusted for certain non-cash charges	0.15	(0.05)	(0.14)	(0.03)

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Strategy and Market Outlook
The tanker market improved significantly in the fourth quarter driven by continued strong oil demand. Crude inventory draws reversed in the quarter, after having fallen below five-year levels and reduced the demand for crude tankers in the process.  There is a historical correlation between inventory cycles and tanker rates.  Crude oil supply / demand forecasts from the IEA imply that inventories will remain relatively stable over the next several quarters, which in turn should create a stable backdrop for transportation demand.

Forecasts also imply that demand growth will increasingly be geographically dislocated from incremental supply.  US production is forecasted to bring the majority of the incremental supply to the market, which will enable ton-mile demand to continue to increase as surplus barrels continue to be transported to Asia. New investments in US export capacity are underway and are expected to contribute to ton-mile expansion going forward. In the meantime, supply disruptions, which have been seen recently in Venezuela and Iran, will create further dislocation and volatility in the market.
At the start of 2018, the global crude oil tanker fleet was expected to grow by 8.3%, with 57 VLCCs scheduled for delivery. As of the end of the year, 39 VLCCs had been delivered.  While new deliveries at the start of 2018 flooded the market, annual fleet growth was practically negated as 35 VLCCs were reported recycled during the year. Notably, 12 of these VLCCs were built in 2000 or later, a clear indication of the decline in the viability of older vessels. Consistently high scrap prices, combined with a very weak freight market, drove recycling to near record levels. As the tanker market has improved, the pace of recycling has slowed down.
The orderbook for 2019 deliveries is larger than the 2018 orderbook, with 76 VLCCs scheduled for delivery. Of these, 11 had been delivered as of the end of January. Beyond 2019, the orderbook declines and currently stands at 29 VLCCs. Under normal circumstances, the size of the 2019 orderbook would be troubling. However, there are currently 115 vessels that are over 17 years of age. Each of these vessels will be required to undergo a costly survey to continue to operate.  These vessels also lack the fuel efficiency of modern vessels. This is a critically important factor as we quickly approach the implementation of the IMO limits on sulphur emissions that come into force on January 1, 2020.
Frontline has taken appropriate steps to position the Company ahead of the implementation of the new IMO emission regulations. Over the last four years, the average age of our owned fleet has been reduced to just 4.1 years, giving Frontline one of the youngest fleets in the industry. We are also taking steps to upgrade 20 of our vessels with scrubbers and have secured scrubber availability through a 28.9% stake in FMSI, a leading scrubber manufacturer. We believe our scrubber initiative will lead to increased cash flow generation and allow us to return incremental value to our shareholders.
Frontline remains focused on maintaining cost-efficient operations and low breakeven levels. This positions the Company to respond to all market conditions and generate significant returns in a strengthening tanker market. We believe the market outlook will create an attractive backdrop and benefit Frontline’s large, modern and fuel-efficient fleet. We will continue to take actions that we believe will increase our competitive position with the enduring goal of creating significant value for our shareholders.
Conference Call and Webcast
On February 28, 2019 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2156 3162
Norway toll free	800 10392
UK	+44 (0) 203 009 5710
UK Toll Free	0 800 376 7425
USA	+1 917 720 0178
USA Toll Free	866 869 2321
Conference ID	1790149

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.
A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:
UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	1790149

Participant information required: Full name & company

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.
We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 27, 2019

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2017 Oct-Dec	2018 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2018 Jan-Dec	2017 Jan-Dec
178,580	217,050	Total operating revenues	742,266	646,326

3	8,967	Other operating gain	10,206	2,381

79,384	94,709	Voyage expenses and commission	377,772	259,334
(6,957)	(1,712)	Contingent rental income	(19,738)	(26,148)
33,394	32,463	Ship operating expenses	130,623	135,728
1,990	5,109	Charter hire expenses	21,244	19,705
142,940	—	Impairment loss on vessels and vessels under capital lease	—	164,187
112,821	—	Impairment loss on Goodwill	—	112,821
8,884	9,305	Administrative expenses	37,294	37,603
36,388	28,296	Depreciation	122,566	141,748
408,844	168,170	Total operating expenses	669,761	844,978
(230,261)	57,847	Net operating income (loss)	82,711	(196,271)
250	287	Interest income	843	588
(20,070)	(22,961)	Interest expense	(93,275)	(69,815)
—	246	Share of results of associated company	246	—
(123)	—	Gain (loss) on sale of shares	1,026	1,061
—	(5,437)	Unrealized loss on marketable securities	(3,526)	—
(279)	(16)	Foreign currency exchange loss	(869)	(55)
2,331	(4,669)	Gain (loss) on derivatives	4,256	(753)
62	412	Other non-operating items	506	1,213
(248,090)	25,709	Net income (loss) before income taxes and non-controlling interest	(8,082)	(264,032)
(181)	(219)	Income tax expense	(316)	(290)
(248,271)	25,490	Net income (loss)	(8,398)	(264,322)
(161)	(110)	Net income attributable to non-controlling interest	(482)	(539)
(248,432)	25,380	Net income (loss) attributable to the Company	(8,880)	(264,861)
(1.46)	0.15	Basic earnings (loss) per share attributable to the Company ($)	(0.05)	(1.56)

2017 Oct-Dec	2018 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2018 Jan-Dec	2017 Jan-Dec

(248,271)	25,490	Net income (loss)	(8,398)	(264,322)
(688)	—	Unrealized gain (loss) from marketable securities	—	1,901
(571)	—	Gain from marketable securities reclassified to statement of operations	—	(571)
6	(10)	Foreign exchange gain (loss)	893	158
(1,253)	(10)	Other comprehensive income (loss)	893	1,488
(249,524)	25,480	Comprehensive income (loss)	(7,505)	(262,834)

161	110	Comprehensive loss attributable to non-controlling interest	482	539
(249,685)	25,370	Comprehensive income (loss) attributable to the Company	(7,987)	(263,373)
(249,524)	25,480	Comprehensive income (loss)	(7,505)	(262,834)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2018	Dec 31 2017
ASSETS
Current assets
Cash and cash equivalents	66,484	104,145
Restricted cash	1,420	741
Marketable securities	836	19,231
Marketable securities pledged to creditors	8,392	10,272
Other current assets	231,113	187,225
Total current assets	308,245	321,614

Non-current assets
Newbuildings	52,254	79,602
Vessels and equipment, net	2,476,755	2,342,130
Vessels under capital lease, net	90,676	251,698
Investment in finance lease	10,979	21,782
Goodwill	112,452	112,452
Investment in associated company	6,246	—
Other long-term assets	20,234	4,450
Total non-current assets	2,769,596	2,812,114
Total assets	3,077,841	3,133,728

LIABILITIES AND EQUITY
Current liabilities
Short term debt	120,479	113,078
Current portion of obligations under capital lease	11,854	43,316
Other current liabilities	81,885	65,606
Total current liabilities	214,218	222,000

Non-current liabilities
Long term debt	1,610,293	1,467,074
Obligations under capital lease	87,930	255,700
Other long-term liabilities	1,183	1,325
Total non-current liabilities	1,699,406	1,724,099

Commitments and contingencies
Equity
Frontline Ltd. equity	1,163,800	1,187,308
Non-controlling interest	417	321
Total equity	1,164,217	1,187,629
Total liabilities and equity	3,077,841	3,133,728

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2017 Oct-Dec	2018 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2018 Jan-Dec	2017 Jan-Dec
		OPERATING ACTIVITIES
(248,271)	25,490	Net income (loss)	(8,398)	(264,322)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
36,916	28,921	Depreciation and amortization of deferred charges	125,038	143,661
—	(8,926)	Other operating loss (gain)	(10,308)	(2,378)
—	(246)	Share of results of associated company	(246)	—
(6,957)	(3,247)	Contingent rental income	(21,273)	(26,148)
142,940	—	Impairment loss on vessels and vessels under capital lease	—	164,187
112,821	—	Impairment loss on Goodwill	—	112,821
—	5,437	Mark to market on marketable securities	3,526	—
123	—	(Gain) on sale of shares	(1,026)	(1,061)
(2,464)	5,022	(Gain) loss on derivatives	(3,190)	(93)
48	(1,114)	Other, net	743	1,953
(29,804)	(16,644)	Change in operating assets and liabilities	(38,695)	1,865
5,352	34,693	Net cash provided by operating activities	46,171	130,485

		INVESTING ACTIVITIES
(6,075)	(12,204)	Additions to newbuildings, vessels and equipment	(216,310)	(713,560)
2,508	2,865	Finance lease payments received	5,336	9,745
—	—	Investment in associated company	(6,000)	—
—	—	Purchase of shares	—	(46,100)
1,457	—	Proceeds from the sale of shares	17,757	27,412
(2,110)	(9,339)	Net cash (used in) provided by investing activities	(199,217)	(722,503)

		FINANCING ACTIVITIES
—	85	Net proceeds from issuance of shares	85	—
10,116	25,000	Proceeds from debt	298,863	683,532
(25,153)	(51,661)	Repayment of debt	(172,412)	(83,951)
(3,062)	(2,142)	Repayment of capital leases	(10,094)	(31,854)
—	—	Lease termination payments	—	(19,006)
(8)	—	Debt fees paid	8	(3,495)
—	—	Dividends paid	(386)	(51,401)
(18,107)	(28,718)	Net cash provided by (used in) financing activities	116,064	493,825

(14,865)	(3,364)	Net change in cash and cash equivalents and restricted cash	(36,982)	(98,193)
119,751	71,268	Cash and cash equivalents and restricted cash at start of period	104,886	203,079
104,886	67,904	Cash and cash equivalents and restricted cash at end of period	67,904	104,886

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2018 Jan- Dec	2017 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,809,324	169,809,324
Shares issued	11,868	—
Balance at end of period	169,821,192	169,809,324

SHARE CAPITAL
Balance at beginning of period	169,809	169,809
Shares issued	12	—
Balance at end of period	169,821	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	197,399	195,304
Stock compensation expense	1,025	2,095
Shares issued	73	—
Balance at end of period	198,497	197,399

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,090,376	1,099,680
Cash dividends	—	(9,304)
Balance at end of period	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	2,227	739
Adjustment on adoption of ASC 825	(2,896)
Other comprehensive income (loss)	893	1,488
Balance at end of period	224	2,227

RETAINED EARNINGS
Balance at beginning of period	(272,503)	34,069
Net income (loss) attributable to the Company	(8,880)	(264,861)
Adjustment on adoption of ASC 606	(16,631)	—
Adjustment on adoption of ASC 825	2,896	—
Cash dividends	—	(41,711)
Balance at end of period	(295,118)	(272,503)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,163,800	1,187,308

NON-CONTROLLING INTEREST
Balance at beginning of period	321	168
Net income (loss) attributable to non-controlling interest	482	539
Dividend paid to non-controlling interest	(386)	(386)
Balance at end of period	417	321
TOTAL EQUITY	1,164,215	1,187,629

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL
Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, with the exception of certain changes noted below.
Effective from January 1, 2018, the Company adopted the new accounting standard ASC 606 Revenue from Contracts with Customers using the modified retrospective method. The Company has determined that for voyage charters under the scope of the new standard, revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change. The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, certain voyage expenses incurred between signing the charter party and arrival at loading port, have been deferred and amortized during the charter period. The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $16.6 million as an increase in the opening balance of retained deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.
ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of ASC 606 Revenue from Contracts with Customers was as follows:
Condensed Consolidated Statement of Financial Position
(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	38,254	(20,303)	17,951
Other current assets	13	3,071	3,084
Liabilities
Accrued expenses	38,809	(601)	38,208
Equity
Accumulated deficit	(272,503)	(16,631)	(289,134)

The impact of the adoption of ASC 606 Revenues from Contracts with Customers on our condensed consolidated statement of financial position for the year ending December 31, 2018, condensed consolidated income statement for the three months and year ending December 31, 2018 and condensed consolidated statement of cash flow for the year ending December 31, 2018 was as follows:

Condensed Consolidated Statement of Financial Position
	Balance at December 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	59,437	(31,850)	91,287
Other current assets	5,359	5,410	(51)
Liabilities
Accrued expenses	37,031	(959)	37,990
Equity
Accumulated deficit	(295,118)	(25,481)	(269,637)

Condensed Consolidated Income Statement
	For the period Jan-Dec 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Operating revenues			—
VLCC spot	296,934	(8,300)	305,234
Suezmax spot	201,212	(3,315)	204,527
LR2 spot	184,855	67	184,788
Other	59,265	—	59,265
Total operating revenues	742,266	(11,548)	753,814
			—
Voyage expenses			—
VLCC	166,733	(1,504)	168,237
Suezmax	107,445	(1,052)	108,497
LR2	103,303	(142)	103,445
Other	291	—	291
Total voyage expenses	377,772	(2,698)	380,470

Net loss attributable to the company	(8,880)	(8,850)	(30)

Basic and diluted loss per share attributable to the Company	(0.05)	(0.05)	—

	For the period Oct-Dec 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Operating revenues			—
VLCC spot	80,713	(16,723)	97,436
Suezmax spot	66,692	(3,873)	70,565
LR2 spot	56,200	718	55,482
Other	13,445	—	13,445
Total operating revenues	217,050	(19,878)	236,928
			—
Voyage expenses			—
VLCC	34,604	(3,230)	37,834
Suezmax	29,822	(956)	30,778
LR2	30,227	140	30,087
Other	57	—	57
Total voyage expenses	94,710	(4,046)	98,756

Net income (loss) attributable to the company	25,380	(15,832)	41,212

Basic and diluted income (loss) per share attributable to the Company	0.15	(0.09)	0.24

Condensed Consolidated Statement of Cash Flows
	For the period ended December 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Net loss	(8,398)	(8,850)	452
Change in operating assets and liabilities	(38,695)	8,850	(47,545)
Net cash provided by operating activities	46,171	—	46,171

On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized an unrealized loss of $3.5 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the year ended December 31, 2018.
On January 1, 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:
(in thousands of $)	2018 Jan-Dec	2017 Jan-Dec
Net income attributable to the Company	(8,880)	(264,861)

(in thousands)
Weighted average number of ordinary shares	169,810	169,809

4. OTHER OPERATING GAIN (LOSS)
In October 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% and will be fully repaid in 2023.
In December 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter.
These terminations have reduced obligations under capital leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the fourth quarter of 2018.
5. NEWBUILDINGS
In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2 newbuilding Front Polaris.
6. DEBT
The Company drew down $32.0 million in the year ended December 31, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.
The Company drew down $54.9 million in the year ended December 31, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.
The Company drew down $54.9 million in the year ended December 31, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.
The Company drew down $155.0 million in the year ended December 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). The Company also repaid $59.0 million in the year. $89.0 million remains available and undrawn as at December 31, 2018.  In November 2018, the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.
The sum of $21.9 million in relation to the promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included in long-term debt.
In September 2018, the Company sold 1.3 million shares in Golden Ocean Group Limited (“GOGL”) for proceeds of $11.8 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in December 2018 for $11.9 million. As partial settlement of the contract the Company entered into a new forward contract to repurchase the shares in March 2019 for $7.7 million and as such made net cash settlement of $3.5 million. This has been treated as a settlement of debt.
The Company has recorded debt issuance costs (i.e. deferred charges) of $9.8 million at December 31, 2018 as a direct deduction from the carrying amount of the related debt.

7. MARKETABLE SECURITIES
In December 2018, the Company sold 1.3 million in GOGL, for proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2019 for $7.6 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $7.7 million as at December 31, 2018.
8. INVESTMENT IN ASSOCIATED COMPANY
In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc. (“FMSI”), a leading manufacturer of exhaust gas cleaning systems. The Company recorded its initial investment at a cost of $6.0 million. The Company’s investment is in the form of an interest free loan with no fixed repayment date. The Company became a shareholder in the third quarter when the nominal value of the shares was paid and the loan was advanced.  The investment is accounted for under the equity method.  A share of results of $0.2 million was recognized in the fourth quarter of 2018.
9. SHARE CAPITAL
The Company had an issued share capital at December 31, 2018 of $169,821,192 divided into 169,821,192 ordinary shares (December 31, 2017: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.
In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In December 2018, 11,868 shares were issued for combined proceeds of $0.1 million.
10. RELATED PARTY TRANSACTIONS
The Company’s most significant related party transactions are with Ship Finance, a company under the significant influence of the Company’s largest shareholder. The Company leased three of its vessels from Ship Finance at December 31, 2018 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the year ended December 31, 2018 was $1.5 million, which was $19.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.
In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The termination has reduced obligations under capital leases by $20.6 million. In connection with the termination of the long-term charter, $8.9 million is due to Ship Finance and payable by Frontline Shipping Limited (“FSL”), a non-recourse subsidiary of the Company, under a promissory note entered into following the termination that is included within Long-term debt. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.
In June 2018, the Company agreed with Ship Finance to terminate the long-term charters for the VLCC Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, respectively, and Frontline has agreed to make a compensation payment of approximately $10.125 million in connection with the charter terminations, which has been recorded as interest-bearing notes payable by Frontline and is included within long term debt. The notes are due for repayment in 2024 and 2025 and carry an interest of 7.5% per annum. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.
In October 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The termination has reduced obligations under capital lease by $25.2 million. The charter terminated in October and Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023. The Company has recorded a gain on termination in relation to this vessel, including this termination payment, of $3.5 million in the fourth quarter of 2018.
In December 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party.  The termination has reduced obligations under capital lease by $30.0 million.  The charter terminated in December. No compensation is payable on termination of the charter. The Company has recorded a gain on termination of $5.4 million in relation to this vessel in the fourth quarter.
The Company drew down $155.0 million in the year ended December 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). The Company also repaid $59.0 million in the year. $89.0 million remains available and undrawn as at December 31, 2018.  In November 2018 the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES
As of December 31, 2018, the Company’s newbuilding program comprised two VLCCs. As of December 31, 2018, total instalments of $51.1 million had been paid and the remaining commitments amounted to $114.4 million, all due in 2019. The commitment includes EGCS on both newbuildings.
As of December 31, 2018, the Company has committed to the purchase of EGCS on 20 vessels owned by the Company, excluding two EGCS being installed on the Company’s two newbuildings included above, with a financial commitment of $15.7 million excluding installation costs. The Company has also agreed with Ship Finance to share the cost of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment to purchase EGCS on these vessels is $1.0 million, excluding installation costs. These remaining commitments are due in 2019.
As of December 31, 2018, the Company has committed to the installation of Ballast Water Treatment Systems on four vessels, with a remaining commitment of $2.8 million excluding installation costs, which is due in 2019.
12. SUBSEQUENT EVENTS
In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.
In January 2019, the Company repaid $15 million under the senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.. $104.0 million remains available and undrawn as at February 27, 2019.
In January 2019, Frontline announced that its ownership interest in FMSI has increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen.
In January 2019, FMSI repaid $3 million of the interest free loan extended by Frontline to FMSI.